Note 1. Organization and Nature of Business

HRT Execution Services LLC ("HRTX" or the "Company") is organized under the Limited Liability Company Act of Illinois. HRTX is a wholly owned subsidiary of Sun Holdings LLC (the "Parent"), which is owned by Hudson River Trading LLC ("HRT") and NRDC LLC.

The primary business of the Company is to operate a trading platform that routes United States of America ("US") equities orders as agent for registered US broker-dealers. HRTX only routes such orders to HRT Financial LP, its affiliate broker-dealer, for execution. HRTX is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. HRTX does not hold client funds or securities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates: The preparation of the Statement of Financial Condition is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash maintained at two US banks. HRTX defines cash equivalents as short term highly liquid interest-bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2020, cash and cash equivalents primarily included cash in bank deposit accounts.

Restricted cash: Restricted cash includes a sublessee security deposit and cash held as collateral. The sublessee security deposit is maintained in a separate interest-bearing bank account, which is required to be returned to the sublessee when the sublease ends. The cash held as collateral is custodied at a US bank associated with a letter of credit (refer to Note 9), which is required by a landlord for one of the Company's operating leases.

Financial instruments: Transactions in financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in income.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue and expense recognition: Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principals for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts to provide goods or services to customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other US GAAP guidance, including lease contracts and rights and obligations related to financial instruments.

The Company grants HRTF access and use of the HRTX technical platform. As compensation for allowing HRTF to access and use the HRTX technical platform, HRTF pays HRTX a monthly fee in an amount equal to the cost of the expenses incurred plus a markup in connection with providing the access and use of the HRTX technical platform. Platform access income is included in income.

The Company charges HRTF an execution fee for US equities executed on the HRTX technical platform, which is included in income.

Rental income from a sublease of HRTX's office space is recognized evenly over the life of the sublease using the straight-line method and recorded on a monthly basis.

Receivable from and payable to broker-dealers, exchanges, and clearing organizations: Related to the Company's discontinued operations, the Company maintains cash at one of its clearing brokers for collateral maintenance, which is reflected in the Statement of Financial Condition under assets held for discontinued operations. Receivables and payables recorded within the Statement of Financial Condition are related to the operation of the Company's trading platform.

Property, furniture, and leasehold improvements: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for US federal income taxes has been recorded in the Statement of Financial Condition. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

Note 2. Summary of Significant Accounting Policies (continued)

Income taxes (continued): Financial Accounting Standards Board ("FASB") guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2020.

The Parent is generally not subject to tax examinations by US Federal or state authorities for tax years before 2017.

Remeasurement of foreign currencies: Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date with resulting gains and losses reflected in income. Transactions in currencies other than the entity's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Net gains and losses resulting from such transactions are included in income.

Leases: The Company currently determines whether an arrangement is a lease at the inception of such arrangement. Operating leases are included in Operating lease right-of-use ("ROU") assets and Operating lease liabilities are included in the Statements of Financial Condition.

ROU assets are assets that represent a lessee's right to use, or control the use of, a specified asset for the lease term. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company uses HRT's incremental borrowing rate based on the information available at the commencement date of a ROU asset in determining the present value of future payments. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Topic 842 guidance requires lessees to recognize a ROU asset and a lease liability on the Statement of Financial Condition and disclose key information about leasing arrangements for all leases except for short-term leases that have a lease term of 12 months or less at lease commencement. Under Topic 842 guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from the previous lease accounting guidance. HRTX recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

The Company's leases are for office space and do not grant the Company an option to purchase the underlying asset that is reasonably certain to be exercised. These lease agreements do not contain any material residual value guarantees, restrictions or covenants. The ROU assets exclude lease incentives. In addition to the base rental costs, the Company's lease agreements for corporate space generally provide for rent escalations resulting from increased assessments for operating expenses, real estate taxes and other charges. Payments for such reimbursable expenses are

Note 2. Summary of Significant Accounting Policies (continued)

Leases (continued): considered variable and are recognized as variable lease costs in the period in which the obligation for those payments was incurred.

Note 3. New Accounting Pronouncements

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), issued in June 2016 replaced the incurred loss impairment methodology with the Current Expected Credit Losses model ("CECL"). The CECL model required a reporting entity to estimate credit losses expected over the expected life of an asset. Under CECL, management was required to consider historical information, current information, and the reasonable and supportable forecasts of future events and circumstances, as well as estimates of prepayments in their estimate of expected credit losses. ASU 2016-13 impacts only those financial instruments that are carried by the Company at amortized costs. The Company has adopted ASU 2016-13 as of January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Statement of Financial Condition.

ASU 2018-13, Fair Value Measurement (Topic 820), issued in August 2018 modified the disclosure requirements on fair value measurements. ASU 2018-13 eliminated disclosures for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. ASU 2018-13 added disclosure requirements for (1) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period; and (2) the range and weighted average used to develop significant unobservable inputs and (3) how the weighted average was calculated. The Company has adopted ASU 2018-13 as of January 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Statement of Financial Condition.

Note 4. Receivable from and Payable to Broker-dealers, Exchanges, and Clearing Organizations

At December 31, 2020, Receivable from broker-dealers, exchanges, and clearing organizations related to continuing operations represent transaction fees receivable from broker-dealers.

As of December 31, 2020, Payable to broker-dealers, exchanges, and clearing organizations primarily represent payments for order flow.

	Receivable	Payable
Payable to/Receivable from broker-dealers and exchanges - continuing operations	$ 272,360	$ 96,470
	$ 272,360	$ 96,470

Note 5. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTX has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTX's own data.

The availability of observable inputs can vary from security to security and are affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities are traded in active markets and are valued using quoted market prices or broker or dealer quotations and are categorized in Level 1.

In addition, substantially all of the Company's other assets and liabilities are considered Financial instruments and, except for Property, furniture and leasehold improvements, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 5. Fair Value Measurement (continued)

As of December 31, 2020, all the Company's financial instruments are included as part of discontinued operations. The following table presents the Company's fair value hierarchy for those Financial instruments owned, at fair value from discontinued operations on a recurring basis as of December 31, 2020 (refer to Note 10):

ASSETS

Description	Total	Fair Value Measurement Level 1	Level 2
Equities	$ 5,097	$ 5,097	$ -
Total financial instruments owned, at fair value	$ 5,097	$ 5,097	$ -

As of and for the year ended December 31, 2020, the Company had no assets or liabilities classified as Level 3.

Note 6. Related-Party Transactions

The Company has a services, space-sharing, and expense agreement with HRT, an affiliate. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by the Company. Direct expenses incurred by the Company are not subject to this agreement. Expenses from this agreement are recorded in income. As of December 31, 2020, the amount payable to HRT was $140,000.

The Company has a platform access agreement with HRTF. This agreement grants HRTF access to and use of the HRTX technical platform. Revenue from this agreement is recorded in income. Additionally, HRTX charges HRTF an execution fee based on shares executed, which is included in income. As of December 31, 2020, the amount receivable to HRTX was $484,961.

Note 7. Property, Furniture, and Leasehold Improvements

Property, furniture, and leasehold improvements at December 31, 2020 consist of:

Furniture	$ 487,579
Leasehold improvements	2,398,331
	2,885,910
Less: Accumulated depreciation and amortization	(2,101,140)
	$ 784,770

Note 8. Leases

As of December 31, 2020, the Company has two operating leases for office space (office space in Illinois and New York), which are reflected on the Statement of Financial Condition as Operating lease liabilities of $2,914,977 and Operating lease right-of-use assets of $2,047,938. The leases have remaining terms of 2 to 6 years.

Note 8. Leases (continued)

Weighted average remaining lease term and discount rate are as follows:

	31-Dec-20
Weighted average remaining lease term	
Operating leases	4.90 years
Weighted average discount rate	
Operating leases	6.08%

As the implied discount rate for most of the Company's leases is not readily determinable, HRTX uses the incremental borrowing rate of HRT. This was based on the information available as of the adoption date, January 1, 2019, in determining the present value of these lease payments.

The Company's two non-cancelable lease agreements expire in 2022 and 2026. The aggregate minimum lease liabilities under these operating leases, undiscounted and exclusive of additional payments for maintenance costs, known as of December 31, 2020, are as follows:

		Operating Leases
2021	$	752,872
2022		750,707
2023		516,064
2024		531,546
2025		547,492
2026		277,791
Total undiscounted cash flows	$	3,376,472
Less: imputed interest		(461,495)
Present value of lease liabilities	$	2,914,977

Only fixed operating costs are capitalized on the Statement of Financial Condition. All variable costs in the leases are expensed as incurred.

The Company has entered into a sublease agreement for it's New York office where the Company is a sublandlord for that office space. Under the Topic 842 guidance, the sublease is classified as an operating lease. Rental income from the sublease is recognized evenly over the life of the sublease using a straight-line method and recorded on a monthly basis.

Note 9. Commitments and Contingencies

The Company has provided a landlord a security deposit in the amount of $250,000 that is included in Other assets in the Statement of Financial Condition at December 31, 2020.

The Company has a letter of credit in the amount of $200,000 with a landlord as the beneficiary.

Note 9. Commitments and Contingencies (continued)

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 10. Discontinued Operations

As of December 31, 2020, the Company closed all open positions related to its foreign securities trading. These are disclosed below.

The reconciliation of the major assets and liabilities of the discontinued operations to the amounts reported in the Statement of Financial Condition is as follows:

Carrying amounts of the major classes of assets included as part of discontinued operations

Receivable from broker-dealers, exchanges, and clearing organizations	$	1,019,308
Financial instruments owned, at fair value		5,097
Other assets		10,000
	$	1,034,405

Carrying amounts of the major classes of liabilities included as part of discontinued operations

Accrued interest payable	$	39
	$	39

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 12. Risks

In connection with operating its trading platform and its trading activities, the Company enters into transactions in a variety of securities. These activities may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company is exposed to credit risk associated with counterparty nonperformance.

Concentrations of credit risk: The Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the

Note 12. Risks (continued)

Concentrations of credit risk (continued): creditworthiness of the counterparties to these transactions. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk.

Note 13. Net Capital Requirements

Pursuant to SEC Rule 15c3-1, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or two percent of the Company's aggregate debit items, as these terms are defined. At December 31, 2020, the Company had net capital and net capital requirements of $6,751,919 and $250,000, respectively. The net capital rules may effectively restrict the distribution of member's capital.

Note 14. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through the date the Statement of Financial Condition was issued. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2020.

While the spread of the SARS-CoV-2 virus continues to cause economic uncertainties, based on the Company's assessment of its business, its counterparties and vendors, the Company does not anticipate any significant negative implications as a result of this pandemic.